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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Touchstone Securities, Inc.

OFFICIAL USE ONLY
47-6046379
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Broadway, Suite 1100
(No. and Street)

Cincinnati (City) OH (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrie A. Wiedenheft (513)-362-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

221 East 4th Street, Suite 2900 (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Touchstone Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr VP CFO & Chief Operating Officer

Title

Notary Public

KATHRYN F. PARTIN
Notary Public, State of Ohio
My Commission Expires 06-07-2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Touchstone Securities, Inc.

Statement of Financial Condition

Year ended December 31, 2020

Contents

EY
Building a better working world

Ernst & Young LLP
221 E. 4th Street
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Touchstone Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc. (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1999.

Cincinnati, OH
February 24, 2021

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	14,352,571
Unaffiliated accounts receivable		71,597
Receivable from affiliates		1,677,791
Federal income tax receivable from affiliate		1,755,462
Deferred income tax asset from affiliate		2,100
Deferred commission costs		532,377
Prepaid and other assets		512,930
Total assets	$	18,904,828
Liabilities and stockholder's equity		
Liabilities:		
Payable to affiliates	$	1,123,612
Accrued commissions		2,232,534
Accrued sales distribution		4,393,721
Accrued other expenses		481,470
Total liabilities		8,231,337
Stockholder's equity:		
Common stock, $100 par value, 1,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		270,624,377
Accumulated deficit		(260,050,886)
Total stockholder's equity		10,673,491
Total liabilities and stockholder's equity	$	18,904,828

See accompanying notes.

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds), a related party, variable annuities of its affiliates through affiliated sales representatives, and serves as placement agent for affiliated private equity fund limited partnership interests. The Company generates substantially all of its revenue from transactions with affiliates. The Company operates in one business segment that serves as distributor and underwriter for affiliates. The Company's determination that it has one operating segment is based on the fact that the officers review the Company's financial performance and allocate resources on an aggregate level.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value. Investments in money market funds are considered level 1 investments in the fair value hierarchy under ASC 820. Level 1 securities are valued using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. As of December 31, 2020, the Company held an investment of $9,510,064 in the money market fund, which serves as a sweep account for the cash accounts that comprise the remaining balance in cash and cash equivalents. This amount is included in *Cash and cash equivalents* on the Statement of Financial Condition.

Deferred Commission Costs

The Company pays commissions to brokers who sell $1 million or more of class A shares and on all sales of class C shares of the Touchstone Funds. If the shares are redeemed within a year of their purchase, a contingent deferred sales charge ("CDSC") of up to 1.00% will be charged to the shareholder on the redemption, therefore, the commission costs incurred by the Company are capitalized and amortized over the 12 month CDSC period. As of December 31, 2020, the Company had deferred commission costs of $532,377. This amount is included in *Deferred commission costs* on the Statement of Financial Condition.

Current Expected Credit Loss

The Financial Accounting Standards Board (FASB) issued in Accounting Standards Update (ASU) 2016-13 which significantly changes how entities account for credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The ASU requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts

receivable to long-term financings. The Company has concluded that upon adoption of ASU 2016-13 on January 1, 2020, there was no material impact on the financial statements.

Income Taxes

The Company is included in the consolidated federal income tax return with its ultimate parent, Western & Southern Mutual Holding Company. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The gross amount of deferred tax assets recorded at December 31, 2020 is $2,100. The Company had no gross deferred income tax liabilities at December 31, 2020. The deferred tax assets are primarily attributable to certain accruals not currently deductible. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes and meals and entertainment. There was no valuation allowance as of December 31, 2020 and no changes from prior year. The amount of taxes currently receivable from WSLIC as of December 31, 2020 was $1,755,462 and is included in *Federal income tax receivable from affiliate* on the Statement of Financial Condition.

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company recognizes interest and penalties, if any, related to uncertain tax positions within federal income tax expense on the Statement of Operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2014 through 2020) and has determined that no provisions for uncertain tax positions is required in the financial statements.

COVID-19

The Company is exposed to risk associated with the ongoing outbreak of coronavirus ("COVID-19") and is actively monitoring developments through governmental briefings and the relevant health authorities. The effects of the outbreak on the Company are uncertain and difficult to predict, as the situation is actively evolving. Risks include (but are not limited to) the disruption of business operations due to changing work environments for employees and business partners; and disruptions of product marketing and sales efforts. The Company has business continuity plans in place to mitigate the risks posed to business operations by disruptive incidents such as these.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related-Party Transactions

The Company serves as a distributor for annuity contracts and variable life products sold by its affiliates WSLAC, Columbus Life Insurance Company (CLIC), Integrity Life Insurance Company, and National Integrity Life Insurance Company (the Integrity Companies).

The Company receives sales distribution revenue (12b-1 fees) from the Touchstone Funds as compensation for sales distribution efforts of the Company.

The Company paid an affiliate, W&S Brokerage Services, Inc. (WSBS) for providing administrative support services in connection with certain variable annuity and mutual fund sales.

The Company paid WSBS sales distribution fees pursuant to its distribution agreement.

The Company paid WSBS commissions on sales of annuity contracts pursuant to its selling agreement.

The Company serves as placement agent to offer for sale certain membership or limited partnership interests sold by its affiliate Fort Washington Investment Advisors, Inc. The Company recorded commission income and administrative revenue for performing its obligations under the agreement.

The Company paid an affiliate, Touchstone Advisors a fee for an allocation of shared service of officer expenses.

The Company reimburses WSLIC for employee compensation and benefits expense.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law.

Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Company matched one half of eligible contributions up to a maximum match of 6% in 2020.

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company is a party to various legal actions arising in the ordinary course of its operations. The Company's potential losses in connection with such claims cannot be reasonably estimated, as there is significant uncertainty regarding the outcome of the related legal proceedings. The Company believes that the ultimate resolution of these matters will not materially impact its financial position, results of operations or cash flows.

On December 7, 2020, a settlement was reached in a lawsuit against the Company. In conjunction with the lawsuit, the Company estimated and recorded a settlement expense of $300,000. This amount is included in the line *Accrued other expenses* on the Statement of Financial Condition. The actual settlement amount of $300,000 was paid on January 8, 2021.

6. Going Concern

Accounting Standards Update 2014-15, Presentation of Financial Statements — Going Concern, which was codified as Accounting Standards Codification (ASC) 205-40, requires management to evaluate the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management has considered conditions, specifically historical operating losses, that could raise substantial doubt about the Company's ability to continue as a going concern. Management has implemented a plan that includes a funding commitment through capital contributions from affiliate WSLAC, which mitigates the conditions that raise substantial doubt. As such, management has concluded that the Company has the ability to continue as a going concern for at least one year following the date that these financial statements are issued.

7. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2020, the Company's net capital, as defined, was $5,931,033, which was $5,377,732 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.4 to 1.0.